Exhibit 99.1

JinkoSolar secures 3-year supply of solar glass from the Flat Glass Group for production of 59GW high-efficiency solar modules

SHANGRAO, China, Feb. 18, 2021 – JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE:JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that the Company and its subsidiaries have signed a solar glass procurement contract with Flat Glass Group Co. Ltd. (“Flat Glass”), securing approximately 338 million square meters of rolled glass to support the production of 59GW of JinkoSolar’s high-efficient solar modules for three years from 2021 to 2023. The agreement with Flat Glass will ensure a long-term, stable supply of solar glass and is in line with JinkoSolar’s strategic and operational plans.

Mr. Kangping Chen, Chief Executive Officer of JinkoSolar, commented, “The long-term procurement contract with Flat Glass is another major supply chain cooperation, after the company’s successful cooperation with Tongwei for 93,000 metric tons of polycrystalline silicon in the second half of 2020. This 3-year contract will help the company guarantee the long-term supply of solar glass and ease the volatility in the supply chain brought about by the rapid growth of downstream demand. The stability of the supply chain ensures the safety and reliability of our solar products. JinkoSolar has continued to optimize our supply chain management, bringing greater value to our end customers with high-quality, reliable modules and excellent customer service. At the same time, we look forward to exploring more joint opportunities with Flat Glass to lead more cutting-edge development of the PV industry.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 20 GW for mono wafers, 11 GW for solar cells, and 25 GW for solar modules, as of September 30, 2020.

JinkoSolar has 9 productions facilities globally, 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Kenya, Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of September 30, 2020.

To find out more, please see: www.jinkosolar.com.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Ripple Zhang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3105

Email: pr@jinkosolar.com